                                                             Exhibit 99(a)(5)(G)

               IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

                         IN AND FOR NEW CASTLE COUNTY

ROBERT L. KOHLS and LOUISE A.           :
KOHLS,                                  :
                                        :
                Plaintiffs,             :
    v.                                  : Civil Action No. 17762-NC
                                        :
ANGUS M. DUTHIE, MARK D.                :
LERDAL, GERALD R. ALDERSON,             :
and CHARLES CHRISTENSON,                :
                                        :
                Defendants, and         :
                                        :
KENETECH CORPORATION,                   :
                                        :
                Nominal Defendant.      :

                               NOTICE OF MOTION
                               ----------------

 TO:      Charles F, Richards, Esq.         Todd C. Schiltz, Esq.
          Raymond DiCamillo, Esq.           Wolf Block Schorr & Solis-Cohen LLP
          Richards, Layton & Finger         920 King Street
          One Rodney Square                 Suite 300
          Wilmington, DE 19801              Wilmington, DE 19801

     PLEASE TAKE NOTICE that the attached Motion for Leave to File Second Amended and Supplemental Complaint will be presented to the Court at a time to be set by the Court

                                          MORRIS, JAMES, HITCHENS & WILLIAMS LLP

      Date: November 9, 2000              /s/ Edward M McNally
                     -                    --------------------------------------
                                          Edward M McNally (#614)
                                          Stephanie M. Tarabicos (#3442)
                                          222 Delaware Avenue - 10th  Fl.
                                          P.O. Box 2306
                                          Wilmington, Delaware 19899
                                          (302) 888-6800
                                          Attorneys for Plaintiffs

               IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

                         IN AND FOR NEW CASTLE COUNTY

ROBERT L. KOHLS and LOUISE A.           :
KOHLS,                                  :
                                        :
               Plaintiffs,              :
     v.                                 : Civil Action No. 17762-NC
                                        :
ANGUS M. DUTHIE, MARK D. LERDAL,        :
GERALD R. ALDERSON,                     :
and CHARLES CHRISTENSON,                :
                                        :
               Defendants, and          :
                                        :
       KENETECH CORPORATION,            :
                                        :
               Nominal Defendant.       :

                    MOTION FOR LEAVE TO FILE SECOND AMENDED
                          AND SUPPLEMENTAL COMPLAINT
                    ---------------------------------------

          Plaintiffs, Robert L. Kohls and Louise A. Kohls ("Kohls") hereby move this Court for an order permitting plaintiffs to serve and file the attached Second Amended and Supplemental Complaint (Exhibit A). The redlined copy (Exhibit B) showing the changes from the First Amended Complaint is also attached hereto.

                    MORRIS, JAMES HITCHENS & WILLIAMS LLP

                              /s/ Edward M. McNally
                              ------------------------------------
                              Edward M. McNally (#614)
                              Stephanie M. Tarabicos (#3442)
                              222 Delaware Avenue - 10th Fl.
                              P.O. Box 2306
                              Wilmington, Delaware 19899
                              (302) 888-6800
DATE: November 9 2000         Attorneys for Plaintiffs
               -

               IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

                         IN AND FOR NEW CASTLE COUNTY

        ROBERT L. KOHLS and LOUISE A.         :
        KOHLS,                                :
                                              :
                           Plaintiffs,        :
                 v.                           : Civil Action No. 17762-NC
                                              :
        ANGUS M. DUTHIE, MARK D.              :
        LERDAL, GERALD R. ALDERSON,           :
        CHARLES CHRISTENSON,                  :
        MICHAEL D. WINN, GERALD R.            :
        MORGAN, JR., and KENETECH             :
        CORPORATION,                          :
                                              :
                           Defendants.        :


                   SECOND AMENDED AND SUPPLEMENTAL COMPLAINT
                   -----------------------------------------

          Plaintiffs, Robert L. Kohls and Louise A. Kohls (collectively "Plaintiffs"), by and through their attorneys, allege as follows:

                      NATURE OF THE FIRST CAUSE OF ACTION
                      -----------------------------------

          1. KENETECH Corporation ("KENETECH" or the "Corporation") is a corporation organized and existing under the laws of the State of Delaware. Incorporated on February 25, 1986, under its original name, USW, Inc., the Corporation was the parent holding company of KENETECH Windpower, Inc. (formerly U.S. Windpower, Inc.). With its subsidiaries, the Corporation had historically participated in developing, constructing, financing, operating, managing and selling independent power projects and manufactured wind turbines.

                          DEMAND EXCUSED ALLEGATIONS
                          --------------------------

     2. This first cause of action is brought derivatively on behalf of KENETECH to enforce the rights of KENETECH to acquire 12,865,458 shares of KENETECH's common stock for nominal consideration.

     3. Plaintiffs are excused from making a demand under Rule 23.1. The reasons that such a demand is excused include:

          (a) This action arises out of the decision of the individual defendants Christenson, Duthie, Lerdal and Alderson (the "Original Defendants"), who were then the sole members of the board of directors (the "Board") of KENETECH, to cause KENETECH not to purchase 12,865,458 shares of its common stock (the "Stock") for a total purchase price of $1,000 when at the time the Stock was available for KENETECH's purchase in December, 1997. That Stock was trading for approximately $.065 per share and thus had a market value of approximately $800,000. (The Stock now trades for over $.60 a share and has a market value of over $8.2 million). The Original Defendants were aware the Stock would be sold and that the price would be nominal. No valid exercise of business judgment supported the Original Defendants' decision not to have KENETECH acquire that Stock at that time for $1,000.

          (b) The Stock was instead acquired by defendant Lerdal who, as a result, has an interest in preserving that transaction from attack and is therefore disqualified from considering a demand that KENETECH bring this action in its own behalf.

          (c) Defendant Christenson is also disqualified from considering a demand that he bring this action because he is liable for breaching his fiduciary duty to KENETECH in connection with the purchase of the Stock. Neither the business judgment rule nor the director exculpation provisions in the KENETECH certificate of incorporation protect Christenson from this liability because he did not act in good faith in this matter and in doing so favored Lerdal over KENETECH in breach of Christenson's duty of loyalty. Christenson did not act in good faith because:

               (i) He failed to obtain competent legal, financial or accounting advice that KENETECH should not buy the stock; and

               (ii) The reasons offered by Lerdal to justify his taking the Stock from KENETECH were false on their face and could not have been believed by Christenson. Thus:

                     (1) Lerdal claimed that KENETECH was insolvent, but Christenson knew at the time the Stock was purchased on December 29, 1997 that, because the EcoElectrica project had obtained construction financing on December 15, 1997, KENETECH's interest in EcoElectrica was worth much more than the $19.5 million book value at September 27, 1997, that was reported on the Form 10Q filed on November 7, 1997 with the Securities and Exchange Commission ("SEC"). Indeed, Defendant Alderson has testified under oath that he informed the Board at a meeting in June 1997 that values of $150 million and $200 million for KENETECH'S interest in EcoElectrica, expressed in an analysis presented to the Board, "were still low" and that Defendant Duthie agreed with that comment. (An offer to purchase KENETECH's interest in EcoElectrica was received in July 1998 for an amount in excess of $237 million and its interest was ultimately sold in December 1998 for $252 million). As a result, all of the Original Defendants, including specifically Christenson and Lerdal, knew that the fair value of KENETECH's interest in EcoElectrica in December 1997 exceeded $200 million. The Original Defendants also were aware that if the reported book value of EcoElectrica was adjusted to reflect its fair value, the $180.5 million difference ($200 million minus $19.5 million) was sufficient to make KENETECH solvent by more than $48 million at the time of Lerdal's purchase of the Stock in December 1997, based on the Form 10Q filed in November 1997 (as confirmed by the subsequent filing on Form 10K for December 31, 1997).

                     (2) Lerdal claimed that the terms of the Senior Notes prevented KENETECH from purchasing the Stock, but Christenson knew that the Senior Notes were already in default for failure to pay millions of dollars in interest and the Senior Notes holders had permitted KENETECH to pay over $1 million in bonuses to KENETECH's officers because they knew that they would be paid in full when EcoElectrica was sold and therefore would not have objected to paying $1,000 to buy the Stock; and

                     (3) Lerdal claimed the PRIDES Certificate of Designations precluded it from purchasing the Stock, but Christenson knew that the PRIDES, as a contingent defensive measure, would have favored KENETECH purchasing the Stock had KENETECH disclosed to them that the Company intended to involuntarily convert the PRIDES into common stock in less than five months, rather than meet its obligations to the PRIDES under the Certificate of Designations, consistent with the winding up that was then underway.

                     (4) Furthermore, the failure of the Board to cause KENETECH to take advantage of a corporate opportunity to acquire one-third of KENETECH's common stock for $1,000, merely because such a purchase might violate technical covenants in the instruments governing the Senior Notes and the PRIDES, would have been a breach of its fiduciary duty under well-established case law in Delaware.

               (d) As a result of the foregoing, there is not a majority of the Board of Directors of KENETECH qualified to consider a demand to bring this action.

          4. Plaintiffs seek relief to protect the Corporation and its stockholders from the unlawful and inequitable conduct of the Original Defendants, and to enforce the right of KENETECH to acquire its Stock.

          5.   The Plaintiffs lack an adequate remedy at law.

                                  THE PARTIES
                                  -----------

          6. Plaintiffs, Robert L. Kohls and Louise A. Kohls, are, and at all times relevant to the actions complained of here were, stockholders of KENETECH.

          7. Defendant Mark D. Lerdal ("Lerdal") has been a director, as well as President and Chief Executive officer of the Corporation from 1996. For the years 1996, 1997 and 1998, he received aggregate cash compensation in excess of $3 million, including a cash severance payment in 1997 of $1,163,919, even though he had not been terminated by the Board.

          8. Defendant Gerald R. Alderson ("Alderson") was a director of the Corporation. He also is a former Chairman of the Board of Directors and former President and Chief Executive Officer. In 1996, Mr. Alderson received over $1.1 million of cash compensation, including a $965,000 severance payment upon his resignation as Chief Executive Officer.

          9. Defendant Angus M. Duthie ("Duthie") was the Chairman of the Board of Directors and a member of the Board when the actions complained of occurred.

          10. Defendant Charles Christenson ("Christenson") is a director of the Corporation and was a member of the Board when the actions complained of occurred.

          11. Together the Original Defendants constituted the entire Board of Directors of the Corporation in December, 1997. Each of those Original Defendants had been a director of the Corporation continuously since at least August 1996.

                 FACTUAL ALLEGATIONS TO FIRST CAUSE OF ACTION
                 --------------------------------------------

          12. On or about October of 1997, Lerdal was advised that a stockholder of KENETECH, Hillman Company, was shopping the Stock and was going to sell the Stock in 1997. Thereafter, the other Original Defendants were also advised that the Stock was for sale and considered jointly purchasing it. Duthie was persuaded by Lerdal to permit Lerdal to buy the Stock alone and the other Original Defendants agreed.

          13. Lerdal acquired thereafter the 12,865,458 shares of the Corporation at a bargain price. The transaction closed on December 29, 1997, after which 1,500,000 shares were placed in an irrevocable trust for his children. The remaining 11,365,458 shares owned by Lerdal as a result of the December 29, 1997 purchase and options to acquire 46,000 shares, represent 27% of the Corporation's outstanding common stock. Together with his children, Mr. Lerdal now controls approximately 35% of the Corporation's stock whose stock market value at the close of trading on February 18, 2000 was over $8.2 million and for which Lerdal paid only $1,000 on December 29, 1997.

          14. The purchase of the Stock was an opportunity that KENETECH was able to undertake. KENETECH had a capital surplus from which to purchase the Stock, taking into account the fair value of its assets.

          15. The purchase of the Stock by Lerdal constituted the taking of a corporate opportunity that belonged to KENETECH. The Original Defendants were aware that Lerdal was acquiring the Stock. By acquiescing in that breach of fiduciary duty by Lerdal, Original Defendants other than Lerdal aided and abetted his breach.

          WHEREFORE, Plaintiffs respectfully request that this Court grant relief and enter judgment in their favor and against the Original Defendants, and enter orders:

          A. Declaring and adjudging that the purchase of the Stock constituted the taking of a corporate opportunity and is null and void;

          B. Requiring Lerdal to transfer the Stock to KENETECH for the nominal consideration he paid;

          C. To the extent that the Stock may not be transferred to KENETECH, awarding KENETECH damages for the fair value of the Stock and holding the Original Defendants jointly and severally liable for those damages; and,

          D. Awarding Plaintiffs legal fees, costs of suit and such other relief as the Court may deem to be equitable and just.

                            SECOND CAUSE OF ACTION
                            ----------------------

          16. The allegations of paragraphs 1-15 are incorporated herein by reference.


                              ADDITIONAL PARTIES
                              ------------------

          17. Defendant Michael D. Winn ("Winn") is a director of KENETECH. Winn is the president, sole director and stockholder of Terrasearch, Inc., a consulting company that is paid $225,000 per year plus expenses by KENETECH. Terrasearch has also received warrants to purchase 500,000 shares of KENETECH common stock (the "Winn Warrants"). The annual fees and Winn Warrants are a material part of Winn's compensation. The continued employment of Winn is subject to Lerdal's control as KENETECH's President.

          18. Defendant Gerald R. Morgan, Jr. ("Morgan") is a director of KENETECH. Morgan is the Chief Operating Officer of Francisco Partners L.P. in which KENETECH has invested $840,000 and has agreed to invest $5 million. The KENETECH investment in Francisco Partners is subject to the control of Lerdal as KENETECH's President and is now a material investment to Francisco Partners and hence to Morgan.

                             THE BACKGROUND FACTS
                             --------------------

          19. On or about October 27, 2000, KENETECH publically announced that it had entered into a series of agreements under which KC Holding Corporation ("KC Holdings") would make a tender offer for all the outstanding stock of KENETECH, except that held by Lerdal (the "Public Stock"), at $1.04 per share (the "Tender Offer").

          20. The Tender Offer is to be followed by a cash out merger with KC Merger Corp. (the "Merger") under which those holders of Public Stock who do not accept the Tender Offer will be eliminated as stockholders of KENETECH, in return for a cash payment of $1.04 per share or, if they so choose, appraisal rights.

          21. The Tender Offer is to be funded by ValueAct Capital Partners L.P. ("VAC") investing approximately $21 million in KC Holdings in return for 65% of the stock of KC Holdings. The other 35% of the stock of KC Holdings is to be issued to Lerdal in return for all of his stock in KENETECH which currently is approximately 35% of the outstanding stock of KENETECH.

          22. Following the Tender Offer and Merger, KENETECH and, indirectly, all its assets will become 100% owned by KC Holdings and KC Merger Corp. will cease to exist. As a result, through their ownership of KC Holdings, VAC will own 65% of KENETECH and Lerdal will own the other 35% of KENETECH.

                            THE UNFAIR TRANSACTION
                            ----------------------

          23. The Tender Offer and the Merger (together the "Cash Out Transactions") are the result of an unfair process, and will constitute an unfair transaction to the holders of the KENETECH Public Stock.

          24. The process whereby the Cash Out Transactions were agreed to by KENETECH was unfair in at least the following respects:

               (a) The Cash Out Transactions were negotiated by a so-called "Special Committee" that consisted of defendant Christenson and Morgan. Because the Cash Out Transactions would eliminate the standing of the plaintiffs Kohls to bring a derivative action (the "Derivative Suit") against defendant Christenson, he had a personal interest in concluding the Cash Out Transactions that differed from the interests of the public stockholders. As a result, the Cash Out Transactions were not the product of an arms-length negotiations, but constituted a self-dealing transaction.

               (b) The Cash Out Transactions provide a unique benefit to Lerdal in the form of a "roll over" of his investment in KENETECH. Morgan is subject to Lerdal's decision on whether to continue funding for Francisco Partners and in that sense had an interest in carrying out the Cash Out Transactions to please Lerdal.

               (c) The cash out price of $1.04 was the product of an analysis (the "Valuation") by Houlihan Lokey Howard & Zukin Financial Advisors, Inc. ("Houlihan Lokey"). In doing the Valuation, Houlihan Lokey: (1) was asked to assume that the Derivative Suit had no value to KENETECH, (2) did not contact the plaintiffs in the Derivative suit to determine the factual basis for that suit, (3) failed to take into account that the Derivative Suit is scheduled to go to trial in April 2000, and (4) failed to conduct an independent evaluation of the $10.3 million "deferred benefit for deconsolidated losses" ("Deferred Tax Benefit"), a purported liability of KENETECH equal to over 20% of its assets. These assumptions and failures to investigate were improper and that was known to the members of the Special Committee who, in turn, knew or should have known that as a result the Valuation was incorrect and should not be utilized.

          (d) The Houlihan Lokey Valuation presumed that a $10 million Deferred Tax Benefit reserve should be taken into account in determining the net asset value of KENETECH by deducting that amount (or a $4 million present value set for that reserve), when at least Christenson had been previously advised that this reserve was unnecessary. Thus, Christenson knew the Valuation was materially incorrect and should not be utilized.

          (e) The amount that VAC agreed to pay for the Public Stock was the product of a calculation that took into account the 35% interest in KC Holdings that Lerdal had previously insisted he receive in return for conveying his 35% of KENETECH to KC Holdings and the other compensation Lerdal demanded from VAC, including a $250,000 annual salary and additional bonus. The result was to depress the amount VAC was willing to pay for the Public Stock.

     25. As a result of the foregoing, the Cash Out Transactions will cause the public stockholders to receive less than they would have received had the negotiating process been fair.

     26. The Cash Out Transactions constitute an unfair price for the Public Stock. The $1.04 is unfair because:

          (a) KENETECH has a value of approximately $37 million based upon the asset valuation range of $45.1 to $50.5 million when the deductions for the non-existent Deferred Tax Benefit and unrealized excessive "overhead costs" are eliminated. The Cash Out Transactions propose to pay only $21 million for the Public Stock when, as 65% of KENETECH, that Stock is worth between $25.6 and $26.6 million, just based on the Houlihan Lokey Valuation as properly adjusted.

          (b) The $1.04 per share price is based on Lerdal owning 11,365,458 million shares of KENETECH. In fact, Lerdal does not have valid title to those shares which rightfully belong to KENETECH. Lerdal also transferred 1.5 million shares to a trust for his children. Title to these shares also is in question, and, when returned to KENETECH, would result in even higher values for the public shares. When the 11.4 million Lerdal shares are excluded even under the unadjusted Valuation, the Public Stock is worth between $1.48 and $1.73 per share. On an adjusted basis, the Public Stock is worth between $1.91 and $2.06 per share. See Exhibit "A".

     27. The Offer states that if "the Merger is consummated, then the plaintiffs may lose standing to pursue the "Derivative Suit, but" the cause of action would not be extinguished." In fact, defendants Lerdal, Christenson, Winn and Morgan have already decided to dismiss the Derivative Suit if they obtain the power to do so and Lerdal has an understanding with KC Holdings that after the Cash Out Transactions the Derivative Suit will not be pursued. Moreover, the Offer does not disclose that a primary purpose of doing the Cash Out Transactions at this time and before the April, 2001 trial of the Derivative Suit is to prevent plaintiffs from obtaining any recovery in the Derivative Suit.

          28. The Cash Out Transactions are being proposed to the public stockholders of KENETECH by means of an Offer to Purchase and a Form 14D send by KENETECH (which together with the exhibits attached thereto constitutes the "Offer").

         29. The Offer contains material misstatements and fails to include information necessary to make the statements made not misleading. These misstatements and failures to disclose include:

               (a) The Offer fails to adequately disclose that Christenson has a personal interest in approving the Cash Out Transactions to have the Derivative Suit dismissed;

               (b) The Offer fails to disclose that if the Derivative Suit is successful, Lerdal will not own stock in KENETECH and as a result the value of the Public Stock under even the Houlihan Lokey Valuation will be substantially increased;

               (c) The Offer fails to disclose that the Merger may depend upon the KENETECH stock Lerdal claims to hold being voted in favor of the Cash Out Transactions while Lerdal has no right to vote those shares;

               (d) The Offer states the $1.04 cash out price was "based on the extended arm's length negotiations with" KC Holdings when, in fact those negotiations were not "arm's length" because Christenson and Morgan had a personal reason to sell that was not in the interests of KENETECH and the public stockholders; and,

               (e) The Offer states a range of value for the $10.3 million Deferred Tax Benefit reserve of between $4.1 and S4.7 million when there is no reasonable basis for any material liability.

     30. The Cash Out Transactions and Offer were approved by defendants Lerdal, Christenson, Winn and Morgan, and that constitutes a breach of their fiduciary duties of loyalty and candor.

                           CLASS ACTION ALLEGATIONS
                           ------------------------

     31. The Kohls bring this count of a complaint pursuant to Rule 23 of the Rules of the Court of Chancery on behalf of themselves and all other persons who own common stock of KENETECH on November 4, 2000.

     32. This count of the Complaint is maintainable as a class action. The Class is so numerous that joinder of all members is impractical. There are several hundred stockholders of KENETECH who are geographically disbursed throughout the United States.

     33. There are questions of law and fact which are common to the Class and which predominate over questions affecting any individual Class member. The common questions include the following:

          (a) whether the Cash Out Transactions are the product of a fair process and are providing a fair price to the stockholders of KENETECH, and

          (b) whether the Offer materials that describe the transactions contain any misrepresentations or fail to disclose material facts which are necessary for the disclosures that have been made to not be misleading.

     34. The Kohls are committed to prosecuting this Count and have retained competent counsel experienced in litigation of this nature. The Kohls claims are typical of the claims of other members of the Class. Accordingly, the Kohls are adequate representatives of the Class and will fairly and adequately protect the interests of the Class.

     35. Defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought with respect to the Class as a whole. Prosecution of separate actions would create the risk of inconsistent or varying adjudications which would establish incomparable standards of conduct for the defendants, or adjudications which would as a practical matter be dispositive of the interests of the other members of the Class.

     36. The plaintiffs do not have an adequate remedy at law. Demanding appraisal rights is not an adequate remedy, because it will not cure the unfair process employed to set the terms of the Cash Out Transactions and will not cure the materially false statements made in the Offer which will have the effect of inducing KENETECH shareholders to accept $1.04 per share and not demand appraisal rights.

          WHEREFORE, plaintiffs pray that:

     1. A preliminary injunction be issued after a hearing enjoining the consummation of the Merger Agreement on its scheduled December 8, 2000 date;

     2. A permanent injunction be entered prohibiting the consummation of the Merger Agreement; and

     3. Plaintiffs be awarded their attorneys' fees, costs, and other expenses.

                                MORRIS, JAMES, HITCHENS & WILLIAMS LLP

                                /s/ Edward M. McNally
                                --------------------------------------
                                Edward M. McNally (#614)
                                Stephanie M. Tarabicos (#3442)
                                222 Delaware Avenue 10/th/ Fl.
                                P.O. Box 2306
                                Wilmington, Delaware 19899
                                (302) 888-6800
                                Attorneys for Plaintiffs

DATE: November 9, 2000

Calculation of KWND Public Share Values
---------------------------------------
                                    11/9/2000 7:11          Low           High
                                                            ---           ----
Adj Net Asset Value*                                    $   30,452   $   35,666
Deferred Benefit for Decon. Sub. Losses*                $    4,741   $    4,073
Forecast Present Value of Overhead Costs*               $    5,514   $    4,154
Estimated Actual Present Value of Overhead Costs**         ($1,360)     ($1,360)
                                                        ----------   ----------
Readjusted Value                                        $   39,347   $   42,533
Public's shares***                                       20,604,71    20,604,71
                                                        ----------   ----------
Adjusted value of public's shares                       $     1.91   $     2.06
 65% of Readjusted Value                                $   25,576   $   27,646
 Value of shares excluding lerdal's shares
 when using Adj net asset value                         $     1.48   $     1.73


*   Per Houlihan Lokey
** assumes difference between low and high end of range would approximate the actual cost
*** Lerdal's 11,365,458 shares for this purpose exclude an additional 1.5 million shares he transferred to a trust for his children which arguably should be returned to Kenetech and excluded from the above calculation.